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Exhibit 12.1

COUNTRYWIDE FINANCIAL CORPORATION AND SUBSIDIARIES
EXHIBIT 12.1—COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratio of earnings to fixed charges of the Company for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, computed by dividing net fixed charges (interest expense on all debt plus the interest element (one-third) of operating leases) into earnings (earnings before income taxes and fixed charges).

	Years Ended December 31,
(dollar amounts in thousands)
	2007	2006	2005	2004	2003
Net (loss) earnings	$(703,538)	$2,674,846	$2,528,090	$2,197,574	$2,372,950
Income tax (benefit) expense	(606,736)	1,659,289	1,619,676	1,398,299	1,472,822
Interest expense	10,287,800	9,133,682	5,616,425	2,608,338	1,940,207
Interest portion of rental expense	85,528	77,055	62,104	53,562	36,565

Earnings available to cover fixed charges	$9,063,054	$13,544,872	$9,826,295	$6,257,773	$5,822,544

Fixed charges:
Interest expense	$10,287,800	$9,133,682	$5,616,425	$2,608,338	$1,940,207
Interest portion of rental expense	85,528	77,055	62,104	53,562	36,565

Total fixed charges	$10,373,328	$9,210,737	$5,678,529	$2,661,900	$1,976,772

Ratio of earnings to fixed charges	0.87	1.47	1.73	2.35	2.95

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  Exhibit 12.1
COUNTRYWIDE FINANCIAL CORPORATION AND SUBSIDIARIES EXHIBIT 12.1—COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES